SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on June 8, 2016, the Official Letter of the Securities and Exchange Commission ("CVM") Letter No. 253/2016-CVM/SEP/GEA-1, requesting clarifications regarding the news published by the newspaper O Globo, entitled: "Furnas President delivery study proposing the IPO of the state company", as transcribed by the end of this notice.

In response to the Official Letter in question, the Company clarifies that the matter in question has been the object Market Announcement released on January 14, 2016, in which we inform that:

1. There is not, at this moment, any study, evaluation or approval by the Eletrobras governing bodies about the operation or any other similar involving Furnas, or any other subsidiary.

2. There is, at this point, any government authorization for the operation.

3. Any assessment that may exist on the operation is preliminary and initial, exclusively involving Furnas, and this is just another study among several other possible alternatives of fundraising made by the subsidiary, there is not also any authorization by the Board of Furnas.

4. There is no new fact that should be disclosed to the market, since the information on the subject have been previously disclosed by the Company, through the appropriate channels.

Rio de Janeiro, June 9, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free translation Official Letter CVM 253/2016/CVM/SEP/GEA-1

Subject: Request clarification on news.

Mr. Director,

1. We refer to the news published today in Columnist Ancelmo Gois, O Globo newspaper, under the title: "President of Furnas delivery study proposing the IPO of state company", which contained the following statements:

Flávio Decat, who is preparing to leave the presidency of Furnas, delivered to Minister Fernando Bezerra Coelho Filho a study proposing to open up the capital of the state utility company, with a new governance model.

By his own calculus, the government could raise about R$ 6 billion by selling 30% of Furnas.

2. Under the light of what was mentioned above, we determined that you, Mr. Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons not understood it is a significant event, as well as other information deemed important comment on the subject.

3. This answer must take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this craft.

4. We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be suitable an application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.